Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT TECHNOLOGIES REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER OF 2013

Tel Aviv, Israel – May 17, 2013 – RiT Technologies (NASDAQ CM: RITT), today announced its unaudited financial results for the first quarter ended March 31, 2013.

Financial Results for Q1 2013

•	Revenues for the first quarter of 2013 increased by 30% to $1.8 million, compared to $1.4 million for the first quarter of 2012.

•	Gross margin for the period improved to 36%, compared with 16% in the first quarter of 2012.

•
Net loss for the first quarter of 2013 (including $545,000 in stock-based compensation expenses) was $2.9 million, or $0.37 per (basic and diluted) share, compared with a net loss of $2.8 million, or $0.54 per (basic and diluted) share in the first quarter of 2012 (including $64,000 in stock-based compensation expenses).

•
Cash and cash equivalents were $1.5 million as of March 31, 2013, compared to $2.2 million as of December 31, 2012. Shareholders' equity increased to $4.5 million as of March 31, 2013, compared to $2.3 million as of December 31, 2012.

Recent Operational Highlights

•
During the first quarter of 2013, the Company invested $1.6 million in the continued development of its Beamcaster™ and PatchView+™ product lines as compared to $0.7 million in the first quarter of 2012.

•
During the first quarter of 2013, approximately $4.5 million of the Company’s convertible loan outstanding (principal plus interest) from Stins Coman was converted into 1,021,166 of the Company’s ordinary shares at an average price of $4.44 per share.

•	In April 2013, the Company announced the formation of its wireless division to market and sell its Beamcaster products.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Comments of Management

“During the first quarter of 2013, we began to see the initial results of the operational strategy that we implemented during 2012, as demonstrated by the growth in our revenues and the improvement in our gross margin,” commented Dr. Vadim Leiderman, RiT’s President and CEO. “We plan to continue making significant investments in R&D as well as in marketing of our products in line with our long-term plan and expect to see first sales of our new Beamcaster and PatchView+ product lines during the third quarter of 2013.”

About RiT Technologies

RiT is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. RiT’ IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product, which we plan to launch during the third quarter of 2013, is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

For more information, please visit our website: www.rittech.com , the content of which is not part of this press release.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we say we expect to see first sales of our new Beamcaster™ product line during the third quarter of 2013,  we are using a forward-looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (US GAAP)
(U.S. dollars in thousands, except per share data)

	March 31,
	2013	2012
	(Unaudited)	(Unaudited)

Sales	1,771	1,362

Cost of sales	1,137	1,145

Gross profit	634	217

Operating expenses

Research and development, net	1,548	695
Sales and marketing, net	1,218	1,519
General and administrative	712	772
Total operating expenses	3,478	2,986

Operating loss	(2,844)	(2,769)

Financing loss, net	(37)	(52)

Loss before income tax expense	(2,881)	(2,821)
Taxes on income

Net Loss	(2,881)	(2,821)

Net Loss Per Share - Basic and Diluted	(0.37)	(0.54)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted	7,727,831	5,209,122

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RIT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (US GAAP)
(U.S. dollars in thousands)

	March 31,	December 31,
	2013	2012
	(Unaudited)	(Audited)
Assets
Current Assets:
Cash and cash equivalents	1,503	2,183
Trade receivables, net	1,659	1,998
Other current assets	588	461
Inventories	3,290	3,359
Total Current Assets	7,040	8,001

Assets held for severance benefits	1,132	1,126
Property and equipment, net	533	545

Total Assets	8,705	9,672

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	22	174
Trade payables	1,004	1,234
Other payables and accrued liabilities	1,834	1,628
Total Current Liabilities	2,860	3,036

Principal shareholder convertible loan	-	3,000
Liability in respect of employees' severance benefits	1,359	1,346
Total Liabilities	4,219	7,382

Commitments and Contingencies

Shareholders' Equity:
Share capital	1,867	1,644
Treasury stock	(27)	(27)
Additional paid-in capital	58,267	53,413
Accumulated deficit	(55,621)	(52,740)
Total Shareholders' Equity	4,486	2,290

Total Liabilities and Shareholders' Equity	8,705	9,672